ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT (“Agreement”) is dated as of September 28, 2022 by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (the “Adviser”), and VALIC COMPANY I, a Maryland corporation (the “Company”).

WITNESSETH:

WHEREAS, the Adviser and the Company are parties to that certain Investment Advisory and Management Agreement, dated January 1, 2002 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the Aggressive Growth Lifestyle Fund, the Conservative Growth Lifestyle Fund and the Moderate Growth Lifestyle Fund (each, a “Fund,” and together, the “Funds”), each a series of the Company; and

WHEREAS, the Company, on behalf of the Funds, pays the Adviser as compensation for services provided to the Funds, an advisory fee at the annual rate set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Board of Directors of the Company (the “Board”) approved an Investment Sub-Advisory Agreement, as amended, by and between the Adviser and J.P. Morgan Investment Management Inc. at a meeting held on August 2—3, 2022; and

WHEREAS, in connection with the aforementioned approvals, the Adviser agreed to waive a portion of its fees under the Advisory Agreement in the amount set forth herein;

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1. The Adviser shall waive its Advisory Fee under the Advisory Agreement with respect to each Fund so that the advisory fee payable by each Fund is equal to 0.07% of the Fund’s average daily net assets.

2. This Agreement shall continue in effect until September 30, 2023, and from year to year thereafter provided such continuance is agreed to by the Adviser and approved by a majority of the Directors of the Company who (i) are not “interested persons” of the Company or the Adviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Upon termination of the Advisory Agreement with respect to the Funds, this Agreement shall automatically terminate.

3. This Agreement shall be construed in accordance with the laws of the State of New York.

4. This Agreement may be amended by mutual consent of the parties hereto in writing.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ THOMAS M. WARD
Name:	Thomas M. Ward
Title:	Authorized Signatory

VALIC COMPANY I, on behalf of Aggressive Growth Lifestyle Fund, Conservative Growth Lifestyle Fund, and Moderate Growth Lifestyle Fund, each a series thereof

By:	/s/ JOHN T. GENOY
Name:	John T. Genoy
Title:	President